SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No ___ )*

                              WTC Industries, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   929341 10 5
                                 (CUSIP Number)

                 Richard D. McNeil, Lindquist & Vennum P.L.L.P.,
                                 4200 IDS Center
                             80 South Eighth Street
                          Minneapolis, Minnesota 55402

                            Telephone: (612) 371-3266
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 1994
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 8 Pages



------------------------------------
CUSIP No.       929341 10 5
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    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           ROBERT C. KLAS, SR.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                        (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
    3      SEC USE ONLY



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    4      SOURCE OF FUNDS (See instructions)                PF

--------------------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                             [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION              UNITED STATES


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                 7  SOLE VOTING POWER         9,168,918 (includes warrant--right
                                              to buy--2,400,000)
  NUMBER OF
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER       235,000 (includes warrant--right
   OWNED BY                                   to buy--10,000)
     EACH
  REPORTING     ----------------------------------------------------------------
   PERSON        9  SOLE DISPOSITIVE POWER    9,168,918 (includes warrant--right
    WITH                                      to buy--2,400,000)

                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER  235,000 (includes warrant--right to buy--10,000)

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    9,403,918
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    71.78%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See instructions)

                    IN
--------------------------------------------------------------------------------



Item 1.  Security and Issuer

         This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock") of WTC Industries, Inc. (the "Company"). The address of the Company is 14405 - 21st Avenue North, Minneapolis, Minnesota 55447.


Item 2.  Identity and Background

         (a)  Robert C. Klas, Sr.  (the "Purchaser")

         (b) 150 East Marie Avenue
                      West St. Paul, Minnesota 55118

         (c) Chairman
             The Tapemark Company
             150 East Marie Avenue
             West St. Paul, Minnesota 55118

         (d) No

         (e) No

         (f) United States

         Note: The Tapemark Company Cash or Deferred Profit Sharing Plan ("Tapemark") is an employee benefit plan utilized by The Tapemark Company, a company of which Purchaser is the controlling shareholder.


Item 3.  Source and Amount of Funds or Other Consideration

         Purchaser first acquired shares of Common Stock on September 16, 1991, when he acquired 25,000 for a consideration of $5 per share or a total of $125,000. The source of the funds for this acquisition was Purchaser's personal funds.

         Purchaser next acquired shares of Common Stock on November 14, 1991, when he acquired 4,000 for a consideration of $8.752 per share or a total of $35,006. The source of the funds for this acquisition was Purchaser's personal funds.

         Purchaser next acquired shares of Common Stock on November 5, 1993, when he acquired 13,800 for a consideration of $1.05 per share or a total of $14,490. The source of the funds for this acquisition was Purchaser's personal funds.

         Purchaser next acquired shares of Common Stock on December 31, 1993, when he acquired 6,900 for a consideration of $0.583 per share or a total of $4,022.70. The source of the funds for this acquisition was Purchaser's personal funds.

         On March 31, 1994, the Purchaser acquired 690,000 shares of Common Stock for a consideration of $0.50 per share, or a total of $345,000, which was paid by conversion to Common Stock of $345,000 of direct indebtedness of the Company to Purchaser evidenced by promissory notes. The source of the funds used for the direct loans that were converted to Common Stock was Purchaser's personal funds.

         On June 15, 1994, the Purchaser acquired 380,000 shares of Common Stock for a consideration of $0.50 per share, or a total of $190,000, which was paid on the Company's behalf to a commercial bank to which the Company was indebted in that amount under a line of credit. The source of the funds used for the payment to the bank was Purchaser's personal funds.

         Purchaser next acquired shares of Common Stock on July 19, 1994, when he acquired 1,000 for a consideration of $1.45 per share or a total of $1,450. The source of the funds for this acquisition was Purchaser's personal funds.

         Purchaser next acquired shares of Common Stock on July 20, 1994, when he acquired 1,000 for a consideration of $1.844 per share or a total of $1,844. The source of the funds for this acquisition was Purchaser's personal funds.

         Tapemark first acquired shares of Common Stock on September 12, 1994, when it acquired 25,000 shares of Common Stock and warrants (right to buy) to purchase 10,000 shares of Common Stock. The Common Stock and the warrants were purchased as a unit for a total consideration of $43,750. The source of funds for this acquisition was Tapemark's investment funds.

         Purchaser next acquired shares of Common Stock on December 21, 1994, when he acquired 500 for a consideration of $2.375 per share or a total of $1,187.50. The source of the funds for this acquisition was Purchaser's personal funds.

         On August 23, 1995, the Purchaser acquired 1,646,718 shares of Common Stock for a consideration of $1.25 per share, or a total of $2,058,397.50, which was paid by conversion to Common Stock of $920,612.67 of direct indebtedness of the Company to Purchaser evidenced by promissory notes, and $1,137,785.20 which Purchaser paid on the Company's behalf to a commercial bank to which the Company was indebted in that amount under a line of credit. The source of the funds used for the direct loans that were converted to Common Stock and for the payment to the bank was Purchaser's personal funds.

         On December 27, 1995, Tapemark acquired 200,000 shares of Common Stock for a consideration of $1.25 per share, or a total of $250,000, which was paid by conversion to Common Stock of $250,000 of direct indebtedness of the Company to Tapemark evidenced by promissory notes. The source of the funds used for the direct loans that were converted to Common Stock was Tapemark's investment funds.

         On March 22, 1996, the Purchaser purchased from the Company 2,400,000 shares of Common Stock and a warrant to purchase an additional 2,400,000 shares for an exercise price of $2.00 per share. The purchase price paid to the Company for the 2,400,000 shares and the warrant was $3,000,000, which consisted of $900,000 in cash, $900,000 under a promissory note to be paid over approximately 90 days, and the cancellation of $1,200,000 of indebtedness of the Company to the Purchaser. The purchase was pursuant to a Stock Purchase Agreement between the Company and the Purchaser, and the source of funds for the purchase was Purchaser's personal funds.

         On March 22, 1996 the Purchaser purchased from Jan H. Magnusson, the Company's chief executive officer, 1,600,000 shares of Common Stock for a purchase price of $1,000,000, or $0.625 per share, consisting of $500,000 in cash and a short term promissory note for the $500,000 balance. The source of funds for the purchase was Purchaser's personal funds.


Item 4.  Purpose of Transaction

         Purchaser has acquired the securities described in Item 3 above for investment purposes. The Purchaser is a member and the chairman of the Company's board of directors.

         By virtue of the Purchaser's holdings of shares of Common Stock and a Warrant to purchase 2,400,000 additional shares of Common Stock, the Purchaser may be deemed to control the Company. On May 6, 1996, the Purchaser requested and received the resignation Robert R. Martin as a director on May 6, 1996 and, on July 30, 1996, the Purchaser caused the election of Robert C. Klas, Jr., who is the Purchaser's son, as a member of the Company's board of directors. While the Purchaser has no present plans or proposals to effect any additional changes in the Company's board of directors or management, the Purchaser might, in the future, formulate such plans or proposals.

         The Purchaser may, from time to time, (1) acquire additional shares of Common Stock (subject to availability at prices deemed favorable to the Purchaser) in the open market, in privately negotiated transactions, or otherwise, or (2) attempt to dispose of shares of Common Stock in the open market, in privately negotiated transactions or otherwise.

         Except as set forth above, the Purchaser has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) As of October 21, 1996, the Purchaser beneficially owned 9,403,918 shares of the outstanding Common Stock of the Company. This number includes: (i) 2,400,000 shares that the Purchaser has the right to acquire through the exercise of stock purchase warrants, (ii) 225,000 shares owned directly by Tapemark and (iii) 10,000 shares which Tapemark has the right to acquire through the exercise of stock purchase warrants. This represents 65.41% of the outstanding Common Stock (prior to the exercise of any warrants or options) and 71.78% of the outstanding Common Stock (assuming full exercise of warrants and options).

         (b) The responses of the Purchaser to Items (7) through (11) of the portions of the cover page of this Schedule which relate to beneficial ownership of shares of Common Stock are incorporated herein by reference.

         (c) Other than the transactions described in Item 3 above, the Purchaser has not effected any transactions in the Common Stock during the past sixty days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Purchaser and the Company entered into a Stock Purchase Agreement dated March 22, 1996 with the Company under which, for so long as Purchaser is the beneficial owner of at least a majority of the Company's outstanding shares of Common Stock, the Company will make its best efforts to cause the nomination and election to the Company's board of directors the Purchaser and one other person nominated by Purchaser. Nothing in that agreement limits the right of the purchaser to seek, in the event he wishes to do so, greater representation on the Company's board of directors. Other than Purchaser and Robert C. Klas, Jr., the other members of the board of directors have advised Purchaser that they are willing to resign from the board of directors if requested by Purchaser.

         Except as stated in the preceding paragraph, there are no contracts, arrangements, understandings or relationships between the Purchaser and any person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits

         A copy of the Stock Purchase Agreement dated March 22, 1996 between the Purchaser and the Company is attached hereto as an exhibit.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 7, 1997                         /s/ Robert C. Klas, Sr.
                                               -------------------------------
                                               Robert C. Klas, Sr.




                                  EXHIBIT INDEX

Exhibit No.     Description
-----------     -----------

    1 Stock Purchase Agreement dated March 22, 1996 between the Purchaser and the Company.